SEA BREEZE POWER CORP.
                      Suite 1400, 601 West Hastings Street
                           Vancouver, British Columbia
                                     Canada
                                     V6B 5A6

                             Telephone: 604-689-2991





BY FACSIMILE

March 26, 2004
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.
20549

Attention:        H. Christopher Owings, Assistant Director
                  Division of Corporate Finance
-----------------------------------------------------------

Dear Sirs:


Re:      Sea Breeze Power Corp. (the "Company")
         Form 20FR filed January 30, 2004-03-25
         File No.:  0-50566

Further to your letter of March 25, 2004 we hereby withdraw the above noted registration statement.

Yours truly,


/s/"Paul Manson"

PAUL MANSON
President